ETHAN ALLEN
Building for the Next Century

October 15, 2026

Dear Fellow Ethan Allen Shareholders,

Ethan Allen Interiors Inc. ("Ethan Allen" or the "Company") is at a critical inflection point. More than two decades of decline under the same leadership have left the Company materially smaller, less profitable, and less valuable. Ethan Allen describes this as a "major repositioning" and "measurable progress."[1] We see a shrinking company whose recovery is growing more difficult and more costly by the day.

THE RECORD IN NUMBERS[2]

-46%	-64%	-67%	-58%	-48%	1.3%	38
REVENUE FY2006 - FY2026	EBITDA FY2006 - FY2026	ENTERPRISE VALUE FY2006 - FY2026	MARKET CAP FY2006 - FY2026	WORKFORCE FY2006 - FY2026	RETAIL OP. MARGIN FY2026	YEARS TENURE COMBINED CHAIRMAN & CEO

THE STATUS QUO IS NOT STABLE

The Ethan Allen Board of Directors (the "Board") cannot defend this record. Instead, it portrays change as destabilizing and continuity as the safer path forward. However, if sales continue to decline, operating margins will continue to come under pressure and further threaten the earnings power that should support both the regular dividend and future reinvestment in brand, digital capabilities, and stores – a vicious cycle that risks accelerating the Company's deterioration. The cost of continued inaction is rising.

Customer data points in the same direction. Buyers aged 65 and older are now 51% of Ethan Allen's buyers with known age, up from 46.5% in 2021, while the same group has held near 30% at seven furniture peers over the same timeframe.[3] A brand that does not win the next generation of customers is on a sure path to obsolescence.

51%	73.6%	30.6%
of Ethan Allen's buyers are 65 or older (2026 YTD)	are 55 or older	of buyers at seven furniture peers are 65 or older

At the Company's 2026 Annual Meeting of Stockholders (the "Annual Meeting"), shareholders will decide which slate of director nominees is best qualified and prepared to oversee Ethan Allen's next chapter. **We strongly believe our five director nominees — Doug Bergeron, Anna Brockway, Kristine Miller, Steve Oblak and Stefanie Tsen Ward — are those people.** They bring complementary leadership, retail, product, brand, digital, manufacturing, operating and capital-allocation experience to recruit outstanding management, oversee a disciplined leadership transition, and demand measurable execution.

The incumbent directors have protected and extended the system that produced two decades of decline. We encourage you to assess the qualifications of our nominees against those of the incumbent directors, and decide for yourself which slate should be charged with stewarding Ethan Allen — and your investment.

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[1] Ethan Allen Form DEFA14A filed October 13, 2026; but see also Ethan Allen Form DEFA14A filed November 10, 2015 and press release attached to Form 8-K filed by Ethan Allen on July 23, 2014, describing then-current Company plans as "major repositioning."

[2] Ethan Allen filings.

[3] YipitData U.S. card-transaction panel; direct merchant buyers with known age. Full calendar years 2021-2025 and January-September 2026. Peers are the deduplicated buyer pool of Arhaus, Bassett Furniture, Havertys, La-Z-Boy, RH, Pottery Barn (a Williams-Sonoma brand) and West Elm (a Williams-Sonoma brand).

ETHAN ALLEN
Building for the Next Century

NOMINEE OVERVIEW (IN ALPHABETICAL ORDER)[4]

✓ **Doug Bergeron** • Former CEO of VeriFone (2001 to 2013); **grew revenue from under $300 million to nearly $2 billion and enterprise value to more than $4 billion** • Led a successful proxy contest at Cantaloupe (Chairman from 2020); **sold for $848 million in 2026, a more than 89% total shareholder return** • **5.2% beneficial owner**, with significant personal capital at risk	✗ **Maria Eugenia Casar** • Director since 2022; **adjusted diluted EPS down approximately 59%, from $3.93 to $1.61**, over her tenure • Company's own skills matrix credits her with no retail or digital expertise • Owns zero shares outright (options only); no identified open-market purchases since joining
✓ **Anna Brockway** • Co-founded Chairish in 2012; as President, led brand and growth strategy, customer acquisition and retention, and U.S. and European acquisitions through its 2025 sale • Former VP of Worldwide Marketing at Levi Strauss; **helped restore contemporary relevance to an iconic American heritage brand**	✗ **M. Farooq Kathwari** • **CEO since 1988**; director for 40+ years; presided over a 46% revenue decline and a drop of more than two-thirds in operating income since fiscal 2006 • In 2015 the Company said it would be "well positioned to begin an accelerated growth phase, towards sales of $1 billion"; revenue is 42% below that today • Last open-market purchase May 2020; sold 201,962 shares since June 2024; **received more than $55 million of economic value** since 2015 with family and related entities
✓ **Kristine Miller** • Chief Strategy Officer at eBay (2014 to 2020); led digital transformation initiatives • Partner and Director at Bain & Company for 24 years; led its North American Retail practice from 2004 to 2009 • **Public and private company board experience**; chaired compensation committees at Neiman Marcus, Cable One, Grove and Rover.com	✗ **David M. Sable** • Director since 2021; chairs Compensation Committee, which **approved CEO compensation of roughly $3 to $4 million annually while revenue and earnings power declined** • Marketing and digital credentials, yet these are where Ethan Allen has struggled most • Owns zero shares outright (options only); no identified open-market purchases since joining
✓ **Steve Oblak** • 14 years at Wayfair, rising from category management to Chief Commercial Officer; **revenue grew from approximately $250 million to approximately $12 billion** over his tenure • Led merchandising, sourcing, buying and pricing; oversaw 20,000+ supplier and manufacturer relationships; helped build Wayfair's private-label and exclusive brands	✗ **Tara I. Stacom** • Longest-tenured independent director (since 2015); **revenue is down 27% and operating income is down by nearly half over her tenure** • Joined during the Sandell proxy contest; the issues and underperformance Sandell and ISS cited have continued • No identified open-market purchases since March 2016
✓ **Stefanie Tsen Ward** • EVP, Chief Integrated Retail and Customer Officer at Neiman Marcus (2023 to 2025); previously Chief Retail Officer and head of omnichannel customer experience • **Helped transform a $4.5 billion luxury retailer into a customer-led omnichannel enterprise**; oversaw more than 40 stores and approximately 6,000 associates • Earlier leadership roles at Sephora, Louis Vuitton and Bath & Body Works	✗ **Cynthia Ekberg Tsai** • Director since 2021; chairs Governance, Nominations and Sustainability Committee; **no formal CEO succession process disclosed until September 21, 2026**, 11 days after we announced our own CEO search • Credentialed in technology, yet Ethan Allen trails peers in digital capabilities • **Made the first identified open-market purchase by an independent director in 10.5 years on August 5, 2026, the day we launched our campaign**

[4] Company SEC filings; VeriFone and Cantaloupe SEC filings; Wayfair SEC filings; Sandell Sept. 15, 2015 nomination materials; ISS Special Situations Research, Nov. 14, 2015; DGB Investment analysis.

ETHAN ALLEN
Building for the Next Century

FIVE NOMINEES, ONE COMPLEMENTARY BOARD

We are asking shareholders to elect all five of our highly qualified nominees to the Board. A bare majority would change control. Electing all five would provide the full complement of capabilities, independence, and judgment we believe Ethan Allen needs to recruit its next CEO, oversee the Company's renewal, and hold leadership accountable for results.

DGB'S NOMINEES FILL THE BOARD'S CRITICAL CAPABILITY GAPS[5]

Directors out of five with identified experience

CAPABILITY	INCUMBENT BOARD	DGB NOMINEES	DGB NOMINEES WITH THIS EXPERIENCE
Digital commerce and retail technology	●○○○○ 1 of 5	●●●●● 5 of 5	Bergeron, Brockway, Miller, Oblak, Tsen Ward
Customer experience, brand and acquisition	●●○○○ 2 of 5	●●●●● 5 of 5	Bergeron, Brockway, Miller, Oblak, Tsen Ward
Luxury and premium brands	●○○○○ 1 of 5	●●●●○ 4 of 5	Brockway, Miller, Oblak, Tsen Ward
Merchandising and product strategy	●○○○○ 1 of 5	●●●●○ 4 of 5	Brockway, Miller, Oblak, Tsen Ward
Home furnishings and furniture commerce	●○○○○ 1 of 5	●●●○○ 3 of 5	Brockway, Miller, Oblak
Manufacturing and supply chain	●○○○○ 1 of 5	●●●●● 5 of 5	Bergeron, Brockway, Miller, Oblak, Tsen Ward
M&A and strategic transactions	○○○○○ 0 of 5	●●●●○ 4 of 5	Bergeron, Brockway, Miller, Oblak

A FOCUSED PLAN TO RESTORE GROWTH

We have developed a detailed, actionable plan, underpinned by a clear first 100 days, to turn Ethan Allen's assets into stronger demand, higher productivity, and disciplined value creation. Our plan reflects the collective experience of our nominees and more than eighteen months of independent diligence across Ethan Allen's business, customers, assets and governance.

OUR STRATEGIC VISION Unlock Ethan Allen's next century of growth by bringing its craftsmanship heritage to a new generation through distinctive products, inspiring homes, and an effortless customer experience.

[5] Company proxy statements, director biographies, public-company filings and other public professional biographies; DGB Investment analysis. Capability assessments reflect identifiable operating, executive or functional experience and necessarily involve judgment.

ETHAN ALLEN
Building for the Next Century

WHERE WE WILL FOCUS

CUSTOMER	CATEGORY	GEOGRAPHY	CHANNEL
Design-conscious consumers, with emphasis on emerging and affluent customers, and interior design professionals	Furniture plus a broader portfolio of complementary premium home categories	Primarily North America, where brand, manufacturing and stores are strongest	Omnichannel: digital demand engine seamlessly connected to designers and showrooms

HOW WE WIN

01 Rejuvenate brand and customer growth	02 Transform product and merchandising	03 Revitalize digital and retail experiences	04 Improve operations and technology
UNDERSTAND THE CUSTOMER Define and deeply understand our highest-value customers and put them at the center of all we do.	**REFRESH THE LOOK AND CLARIFY ASSORTMENT ARCHITECTURE** Define where Ethan Allen should lead, compete and rationalize.	**GROW THE DIGITAL BUSINESS** Create a stronger engine for inspiration, discovery and digital penetration.	**MAKE OPERATIONS A COMPETITIVE ADVANTAGE** Use manufacturing and supply chain to improve speed, quality, reliability and flexibility.
REPOSITION AND MODERNIZE THE BRAND Establish Ethan Allen as the authority on enduring American style.	**INCREASE NEWNESS AND DIFFERENTIATION** Give customers more reasons to discover, desire and return.	**CONNECT THE OMNICHANNEL JOURNEY** Remove friction and carry customer context across digital, designers and stores.	**INCREASE AGILITY AND PRODUCTIVITY** Create a faster operating model that supports newness, customization and growth.
IGNITE ACQUISITION Significantly increase disciplined brand performance marketing to acquire the next generation of customers.	**BUILD PRICING INTELLIGENCE** Price with greater precision against customer value and the market.	**MAKE DESIGN SERVICES A DIFFERENTIATED GROWTH ENGINE** Make design expertise a visible, accessible and measurable differentiator.	**STRENGTHEN THE TECHNOLOGY FOUNDATION** Modernize core platforms, data and tools to enable customer and operating strategies.
INCREASE LIFETIME VALUE Transform episodic purchasing into an ongoing decorating habit.	**MONETIZE THE MARGIN ADVANTAGE** Use superior economics to fund differentiated growth.	**REIMAGINE THE ROLE OF THE STORE** Elevate stores that inspire, sell and deepen the customer relationship.	**INVEST WITH DISCIPLINE AND ACCOUNTABILITY** Focus resources on the highest-value opportunities and measure business impact.
WIN OVER THE TRADE Unlock growth by capturing the industry's most valuable buyers.	**IMPROVE AVAILABILITY AND PRODUCTIVITY** Make the right product easier to find, buy and replenish.		

KEY ENABLERS

05 TALENT	06 CAPITAL ALLOCATION	07 GOVERNANCE
Invest in Ethan Allen's people while strengthening leadership and critical capabilities	Protect the regular dividend while funding growth that earns attractive returns	Set direction and provide engaged oversight, working closely with management on strategic decisions while instilling accountability for results

ETHAN ALLEN
Building for the Next Century

FROM STRATEGY TO EXECUTION: THE FIRST 100 DAYS

DAY 1 Appoint + reset	DAYS 1-30 Stabilize + establish the facts	DAYS 31-60 Validate + choose	DAYS 61-100 Commit + mobilize	AFTER 100 Execute + report
• An experienced interim CEO • A strategic reset led by the new, highly engaged Board • Permanent CEO search advances with full access to the Company	• Refresh Board leadership and advance CEO succession • Listen across employees, designers, customers, suppliers and investors • Baseline customer, product, digital, store, manufacturing and capital economics	• Set target customer, brand, product, channel, store and manufacturing choices • Assess leadership and capability gaps • Decide what to build, recruit, partner or buy	• Approve the three-year direction and initial reinvestment plan • Assign accountable owners, KPIs and milestones • Launch high-confidence pilots and initial talent actions	• Regular strategy and capital-allocation reviews • Transparent dashboard and milestone reporting • Management accountable for delivery

BY DAY 100 Establishment of a new direction, new leadership, funded priorities, accountable owners, and execution underway.

We believe change can be implemented responsibly while protecting Ethan Allen's core strengths.

The choice is not continuity versus disruption. It is whether owners extend the system that produced the current failing record, or mandate disciplined renewal. We have the people and the plan in place to take action to reverse Ethan Allen's downward spiral and drive sustainable shareholder value.

We urge you to vote **FOR** Douglas Bergeron, Anna Brockway, Kristine Miller, Steve Oblak, and Stefanie Tsen Ward using the **WHITE** proxy card. The fate of an American icon is in your hands.

Sincerely,

Doug Bergeron

PROTECT YOUR INVESTMENT. RENEW AN AMERICAN ICON.

VOTE THE WHITE UNIVERSAL PROXY CARD "FOR" ALL FIVE DGB NOMINEES

✓	✓	✓	✓	✓
Douglas **BERGERON**	Anna **BROCKWAY**	Kristine **MILLER**	Stephen **OBLAK**	Stefanie **TSEN WARD**

ETHAN ALLEN
Building for the Next Century

For additional information, please visit www.EthanAllenGrowth.com

If you have any questions, require assistance in voting your **WHITE** universal proxy card, or need additional copies of DGB's proxy materials, please contact:

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